PRENETICS GLOBAL LIMITED

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

July 18, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Limited (the “Company”)

Registration Statement on Form F-1

Originally Filed on May 27, 2022

File No. 333-265284

Dear Mr. O’Leary and Ms. Schwartz:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-1, as amended (File No. 333-265284) be accelerated by the Securities and Exchange Commission to 5:00 p.m. Washington D.C. time on July 20, 2023 or as soon as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Jonathan B. Stone at +852 3740 4703 of Skadden, Arps, Slate, Meagher & Flom LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours, Prenetics Global Limited

By: /s/ Danny Sheng Wu Yeung
Name:	Danny Sheng Wu Yeung
Title:	Director

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited

Jonathan Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Peter X. Huang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Paloma Wang, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

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